SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cypress Creek Private Strategies Registered Fund, L.P.

(Name of Issuer)

Cypress Creek Private Strategies Registered Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

William P. Prather III c/o Endowment Advisers, L.P. 712 W. 34th Street, Suite 201 Austin, Texas 78705 (800) 725-9456	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(August 13, 2021)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$37,500,000(a)	$4,091.25(b)

(a)	Calculated as the aggregate maximum purchase price for limited partnership interests.

(b)	Calculated at $109.10 per million of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

i

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1. Summary Term Sheet.

The Cypress Creek Private Strategies Registered Fund, L.P. (the “Fund”) is offering to purchase interests (as used in this Offer, the term “Interest,” or “Interests,” as the context requires, shall refer to the interests in the Fund and portions thereof representing limited partnership interests in the Fund and those interests and portions thereof that have been tendered for repurchase) from limited partners of the Fund (the “Partners”). This offer (the “Offer” or “Offer to Purchase”), which begins on August 13, 2021 will remain open until midnight, Central Time, on September 13, 2021 (such date, as it may be extended, the “Expiration Date”). The Fund is a closed-end, non-diversified, registered investment company that invests substantially all of its assets in the Cypress Creek Private Strategies Master Fund, L.P. (“Master Fund”), which also is a closed-end, non-diversified, registered investment company. The estimated purchase price for each tendered Interest will be calculated in accordance with the definition of the “Purchase Price” as set forth herein as of September 30, 2021 (the “Effective Date”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Amended and Restated Agreement of Limited Partnership dated as of June 17, 2021 (the “LP Agreement”). This Offer is being made simultaneously with tender offers by the other Feeder Funds (as defined below) (together with the Offer, the “Feeder Fund Offers”), and is contingent upon the satisfaction of certain conditions set forth herein.

Following this summary is a formal notice of the Fund's offer to purchase all or a portion of your Interests, which will remain open until the Expiration Date, unless extended. No Partners need participate. If you choose to participate, you may withdraw by right your tendered Interests until the Expiration Date, and, if tendered Interests have not yet been accepted, after the expiration of forty business days from the commencement of the Offer.

As discussed in the Fund’s December 2020 Proxy Statement, the Fund is making a cash repurchase offer to provide Partners the opportunity to liquidate their Interests (or a portion thereof). The Purchase Price is less than the net asset value of the Interests and may be materially less than the amount Partners might otherwise receive by continuing to hold their Interests, and Partners that tender Interests pursuant to the Offer may consequently be foregoing material value (on both a present value and an absolute dollar basis) that they would otherwise receive over time if they held their Interests. The actual amount which Partners could receive for Interests in the future and the timing of any such liquidation opportunities is uncertain. In order to participate in the Offer, a Partner must tender their entire Interest in the Fund. Partial Interests tendered for repurchase will not be accepted by the Fund.

The Master Fund’s other feeder funds (the “Feeder Funds”) are concurrently making similar repurchase offers to their respective investors. Excluding this Offer, Endowment Advisers, L.P. (the “Investment Adviser”), has recommended to the Board of Directors of the Fund a portfolio transition period of up to three years following the March 1, 2021 change in control of the Investment Adviser (the “Transition”) during which the Investment Adviser may recommend to the Board limited liquidity, if any, for Partners. It is anticipated that the Investment Adviser may recommend one annual tender during the Transition, intended to help Partners meet certain cash related needs, including required minimum distributions, for Partners. The Investment Adviser anticipates and Partners should consider this discounted Offer will be a one-time opportunity that will not be a recurring event.

Proceeds for Interests tendered and accepted will be paid in cash. Bouldin Avenue Capital, LLC, an entity unaffiliated with the Fund and the Investment Adviser, has offered, on behalf of one or more newly formed funds it manages, to purchase Master Fund interests held by the Fund (and the other Feeder Funds) with an aggregate value of $50,000,000, at a 25% discount to net asset value as described below, in exchange for an aggregate amount of cash up to $37,500,000. In order to provide Partners an opportunity for liquidity, albeit at a discount to net asset value reflecting the possible sale of Master Fund interests to the funds managed by Bouldin Avenue Capital, LLC, the Fund, the Master Fund and other Feeder Funds have entered into an agreement (the “Purchase and Sale Agreement”) with the funds managed by Bouldin Avenue Capital, LLC. To the extent Partners tender their interests to the Fund and the Fund sells Master Fund interests to the funds managed by Bouldin Avenue Capital, LLC reflecting such tenders to the Fund, the funds managed by Bouldin Avenue Capital, LLC will become third party feeder funds (collectively referred to herein as the “Third Party Feeder”) by owning the Master Fund interests, and thereafter will hold such interests on the same terms as the Fund and other Feeder Funds. The Third Party Feeder will purchase Master Fund interests at a price that reflects a discount to the net asset value of such interests, as described herein, and the cash paid to the Fund by the Third Party Feeder to pay for such interests will in turn be used by the Fund to pay for Interests tendered in response to the Offer at the same discount to net asset value. The Fund, through the Offer, is offering to repurchase Interests at the same price to be paid by the Third Party Feeder in connection with its purchase of the Master Fund interests from the Fund.

Partners are not tendering Interests to the Third Party Feeder and have no claim or rights with respect to the Third Party Feeder. The Third Party Feeder is owned by sophisticated investors, unaffiliated with the Fund or the Investment Adviser, who have made, in the course of analyzing the purchase price offered in the Purchase and Sale Agreement, professional determinations with respect to the Master Fund and its potential. Additionally, the Third Party Feeder has had an opportunity to review the Master Fund’s portfolio holdings and may have access to information not generally available to Partners. To the extent any Partner participates in the Offer, such Partner will necessarily be foregoing any return from the Fund and the Master Fund with respect to Interests tendered in the Offer.

The Offer is conditioned upon the satisfaction of certain conditions set forth in the Purchase and Sale Agreement, which specifies, among other things, a minimum participation across all Feeder Fund repurchase offers of an amount of aggregate Feeder Fund interests (including Interests) with a value of $10,000,000 as of the Effective Date before applying the Purchase Price formula as described below (the “Minimum Participation Requirement”). If the Minimum Participation Requirement is not met, and the Investment Adviser does not elect to waive this condition, the Fund will be unable to sell Master Fund interests to the Third Party Feeder and the Offer may be cancelled, in which case Interests will not be repurchased. If the Offer is oversubscribed, the Fund will pro rata reduce Interests tendered and use such remaining amount in calculating the amount of Master Fund interests to be sold to the Third Party Feeder. In addition, if the participation across all Feeder Fund repurchase offers as of the Effective Date, after applying the Purchase Price formula as described below, exceeds $37,500,000 ($50,000,000 of undiscounted Interests) of aggregate Feeder Fund interests (including Interests), the Third Party Feeder will pro rata reduce its purchase of Master Fund interests from the Fund and the other Feeder Funds reflecting the proportionate amount of the aggregate Master Fund net asset value that the Fund and each other Feeder Fund had offered to sell based on Partner participation. As a result, the Fund may repurchase less than the full amount of Interests that you have tendered. After the Expiration Date, any Partner tendering Interests may inquire of the Investment Adviser to the approximate percentage of any anticipated pro ration of the Interests to be repurchased in the Offer.

As noted above, the Fund may be subject to limited liquidity during the Transition, and transfers and sales of Interests are strictly limited under the Fund’s LP Agreement. Any Partner considering participation in the Offer should be aware of certain risk factors, as described in the Offer to Purchase, which is an exhibit hereto.

If you do not wish to tender your Interests, you may ignore the Offer.

If a Partner would like to tender his or her Interests, the Partner generally should mail a Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Endowment Advisers, L.P. at P.O. Box 2175, Milwaukee, WI 53201, or fax it to the Investment Adviser at (816) 860-3140, Attention: Cypress Creek Private Strategies Funds. Either method of delivery must result in the receipt of the properly executed form before the Expiration Date. If faxed, the original Tender Offer Form should be mailed promptly thereafter to the Investment Adviser. If your broker of record is Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”), you should contact your Financial Advisor who will provide you with a customized Tender Offer Form for you to sign and return. The Letter of Transmittal contained in this Offer to Purchase includes a sample Tender Offer Form for your reference only. The Tender Offer Form generated for your account will need to be signed and returned to your Financial Advisor. Upon receiving the signed Tender Offer Form, your Financial Advisor will need to submit the order with the properly completed tender form prior to the Expiration Date. The value of your Interests will likely change between the most recent time the net asset value was calculated and communicated to you and the Effective Date, when the value of your investment will be determined for purposes of calculating your Purchase Price.

Please note that just as you have the opportunity to have your Interests repurchased in the Offer and the right to withdraw your tendered Interests until such time as they are accepted for purchase, the Fund reserves the right, subject to applicable law and the conditions described herein, to cancel, amend or postpone the Offer at any time prior to the later of the Expiration Date (as such may be extended) or when the tendered Interests have been accepted by the Fund. Following the acceptance of Interests for purchase in the Offer, you will not have the right to withdraw your tendered Interests.

Item 2. Issuer Information.

(a) The name of the issuer is Cypress Creek Private Strategies Registered Fund, L.P. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 712 W. 34th Street, Suite 201, Austin, Texas 78705 and the telephone number is (800) 725-9456.

(b) The title of the securities that are the subject of the Offer to Purchase is Interests of limited partnership interest or portions thereof in the Fund. (As used herein, the term “Share” or “Interests,” as the context requires, shall refer to the Interests of limited partnership interest in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited partnership interests in the Fund or portions thereof that are tendered by Partners to the Fund pursuant to the Offer). As of June 30, 2021, the Fund has $99,419,937 of outstanding Interests.

(c) Interests are not traded in any market, and any transfer or sale thereof is strictly limited by the terms of the LP Agreement.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is Cypress Creek Private Strategies Registered Fund, L.P. The Fund’s principal executive office is located at 712 W. 34th Street, Suite 201, Austin, Texas 78705 and the telephone number is (800) 725-9456. The investment adviser of the Fund is Endowment Advisers, L.P. The principal executive office of the Investment Adviser is located at 712 W. 34th Street, Suite 201, Austin, Texas 78705 and the telephone number is (800) 725-9456. Messrs. William P. Prather III and Mr. Richard A. Rincon (herein defined as the “Managers”) are responsible for the day-to-day management of the Fund’s portfolio. Their address is c/o Endowment Advisers, L.P. at 712 W. 34th Street, Suite 201, Austin, Texas 78705.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Offer Amount of outstanding Interests that are properly tendered by and not withdrawn before the Expiration Date. The Fund is offering to purchase such outstanding Interests at the discount to net asset value as reflected in the Offer in an effort to provide Partners with a liquidity option during the Transition. Partners of the Fund that do not tender their Interests will remain in the Fund. By choosing to participate, Partners will be selling their Interests for less than net asset value and possibly less than the amount Partners might otherwise receive by continuing to hold their Interests, and Partners that tender Interests pursuant to the Offer may consequently be foregoing material value (on both a present value and an absolute dollar basis) that they would otherwise receive over time if they held their Interests. In order to participate in the Offer, a Partner must tender their entire Interest in the Fund. Partial Interests tendered for repurchase will not be accepted by the Fund. As noted above, the Investment Adviser may recommend to the Board limited liquidity during the Transition, and the actual amount which Partners could receive for Interests in the future and the timing of any such liquidation opportunities is uncertain. The valuations reported by the Investment Funds, upon which the Fund calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that later time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Investment Funds’ independent auditors and generally will be adjusted as a result of such audits. The Fund anticipates such adjustments could be material and likely will result in adjustments of the Fund’s net asset value at the time of the Fund’s annual audit following the end of its fiscal year. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision would not affect the amount of the repurchase proceeds of the Fund received by Partners who had their Interests repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations affect the Fund’s net asset value, the Partners may be adversely affected by prior repurchases to the benefit of Partners who had their Interests repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the remaining Partners’ Interests and to the detriment of Partners who previously had their Interests repurchased at a net asset value lower than the adjusted amount.

(ii) All Partners will receive the same proceeds on a per Interest basis. The purchase of Interests in the Offer shall be made at a price (the “Purchase Price”) determined by the pricing formula below.

Purchase Price = Base Value * (1 - Discount Percentage)

The “Base Value” for each Partner will be the net asset value of the Fund determined as of September 30, 2021 attributable to such Partner. For example, if a partner’s capital account balance is valued at $100 as of September 30, 2021, the Base Value for such Partner is $100.

The “Discount Percentage” is 25%.

As an example, if a Partner has a Base Value as of September 30, 2021 of $100, and assuming no pro rata reductions occur, such Partner would receive a Purchase Price of $75, because $100 * (1 - 0.25) = $75.

Oversubscription and Execution on a Pro Rata Basis: If the aggregate value as of the Effective Date of the Interests tendered to the Fund, after applying the discount, exceed the amount of the Offer, all Partners tendering will be pro rata reduced and the Fund will attempt to sell the maximum $37,500,000 ($50,000,000 of undiscounted Interests) amount of Master Fund interests to the Third Party Feeder. If Partners tender less than the Offer, the Fund will not initially reduce the amount of the Offer. In addition, however, if participation across all Feeder Fund repurchase offers as of the Effective Date, after applying the Purchase Price formula as described above, exceeds $37,500,000 ($50,000,000 of undiscounted Interests) of aggregate Feeder Fund interests (including Interests), the Third Party Feeder will pro rata reduce its purchase of Master Fund interests from the Fund and the other Feeder Funds reflecting the proportionate amount of the aggregate Master Fund net asset value that the Fund and each other Feeder Fund had offered to sell based on Partner participation. As a result, the Fund may repurchase less than the full amount of Interests that you have tendered. After the Expiration Date, any Partner tendering Interests may inquire of the Investment Adviser to the approximate percentage of any anticipated pro ration of the Offer.

The repurchase of Interests is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. The Offer is subject to certain conditions, as set forth in Item 7(b).

Each Partner whose Interest (or a prorated portion thereof if the Offer is oversubscribed) has been accepted for repurchase will continue to be a Partner of the Fund until the Effective Date (and thereafter if its Interest is repurchased in part) and may exercise its voting rights with respect to the repurchased Interest (or portion thereof) until the Effective Date. Moreover, the capital account maintained in respect of a Partner whose Interest (or portion thereof) has been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Effective Date, and such Partner’s capital account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Effective Date.

v

The Fund will not impose any charges on Partners participating, and all Partners will be subject to the same terms.

None of the Investment Adviser nor its affiliates will participate in the Offer by tendering any Interests they may hold.

A copy of: (i) the Cover Letters to Offer to Purchase and Letter of Transmittal; (ii) the Offers to Purchase; and (iii) the Forms of Letter of Transmittal are attached hereto as exhibits.

(iii) The initial scheduled expiration date is midnight, Central Time, September 13, 2021.

(iv) Not applicable.

(v) The Fund reserves the right, subject to applicable law, to extend the period of time during which the Offer is open by notifying Partners of such extension. If the Fund extends the period during which the Offer is open, the Effective Date may, in the discretion of the Board, be extended to a later date. The Fund may elect to extend the period during which the Offer is open in order to satisfy the conditions to the Offer as described herein. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer (so that you might not be able to withdraw your tendered Interests). Any such ability would increase the potential that the value of the Interests will change between the time you elect to tender and the Effective Date. Following the acceptance of Interests tendered in the Offer, Partners will not have the right to withdraw such Interests.

(vi) You may withdraw by right your tendered Interests until the Expiration Date and, if Interests have not yet been accepted by the Fund, after the expiration of 40 business days from the commencement of the Offer. Following the acceptance of Interests for purchase in the Offer, you will not have the right to withdraw your tendered Interests.

(vii) Investors wishing to tender Interests pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal (the enclosed Tender Offer Form will suffice) to Endowment Advisers, L.P. at P.O. Box 2175, Milwaukee, WI 53201, or fax a completed and executed Letter of Transmittal (the enclosed Tender Offer Form will suffice) to the Investment Adviser at (816) 860-3140, Attention: Cypress Creek Private Strategies Funds. The completed and executed Letter of Transmittal (the enclosed Tender Offer Form will suffice for non-Merrill investors) must be received, either by mail or by fax, prior to the Expiration Date. Investors whose broker of record is Merrill should contact their Financial Advisor who will provide a customized Tender Offer Form to be signed and returned. The completed and executed Tender Offer Form must be submitted by the Financial Advisor prior to the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal (the enclosed Tender Offer Form will suffice for non-Merrill investors) must also send or deliver the original completed and executed Letter of Transmittal (the enclosed Tender Offer Form will suffice for non-Merrill investors) promptly thereafter to the Investment Adviser or to their Financial Advisor or Portfolio Manager.

Investors wishing to confirm receipt of a Letter of Transmittal may contact the UMB shareholder services group at (855)-553-5503, or in the case of investors whose broker of record is Merrill their Financial Advisor. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of the Investment Adviser to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Investment Adviser nor any of the Managers or Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

Any investor tendering an Interest pursuant to this Offer may withdraw its Interest at any time until the earlier to occur of the date such tendered Interests are accepted by the Fund or the Effective Date. To be effective, any notice of withdrawal must be timely received by the Investment Adviser by mail or fax. A form to use to give notice of withdrawal is available by calling the Support Desk of the Investment Adviser at (800) 725-9456. Investors whose broker of record is Merrill should contact their Financial Advisor who will provide a withdrawal notice form to be signed and returned. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered when the Fund gives written notice to the tendering Partner of the Fund’s election to purchase such Interests. Payment for Interests will be made as promptly as practicable, although settlement of the Offer and payment of the Purchase Price are not expected to occur until after the Effective Date. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LP Agreement have been made.

(ix) If the Offer is oversubscribed, the Fund will pro rata reduce Interests tendered and use such remaining amount in calculating the amount of Master Fund interests to be sold to the Third Party Feeder as described above.

(x) Following the Offer, so long as the conditions to the Purchase and Sale Agreement are satisfied (or, in the discretion of the Third Party Feeder and/or the Investment Adviser, waived), the Third Party Feeder will acquire Master Fund interests from the Fund. The Third Party Feeder’s acquisition of Master Fund interests may result in the Third Party Feeder (and its investors) owning a significant amount of the Master Fund’s interests, and potentially being deemed a control person of the Master Fund. However, all Master Fund interests are equal. Additionally, the Third Party Feeder has had an opportunity to review the Master Fund’s portfolio holdings and may have access to information not generally available to Partners. Investors are not tendering Interests to the Third Party Feeder and have no claim or rights with respect to the Third Party Feeder. The Third Party Feeder is owned by sophisticated investors, unaffiliated with the Fund or the Investment Adviser.

(xi) Not applicable.

(xii) A Partner who tenders all of its Interests to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Partner and such Partner’s adjusted tax basis in its Interests. The amount realized will include the investor’s allocable share of the Fund’s nonrecourse borrowings (as defined for Federal income tax purposes), if any. Gain, if any, will be recognized by a tendering Partner only as and after the total proceeds received by such Partner exceed the investor’s adjusted tax basis in its Interests. A Partner’s tax basis in its Interests generally will be adjusted for Fund income, gain, deduction or loss allocated, for tax purposes, to the Partner for periods prior to the purchase of the Interests by the Fund. A tax loss, if any, will be recognized by the Partner only after the tendering Partner has received full payment from the Fund. This capital gain or loss will be short-term or long-term depending upon the Partner’s holding period for its Interests at the time the gain or loss is recognized. United States Treasury Regulations provide that a Partner may have a fragmented holding period for its Interests if the Partner has made contributions to the Fund at different times. However, a tendering Partner will recognize ordinary income to the extent such Partner’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the Partner’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the United States Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering Partner. If the Offer is oversubscribed, and as a result less than all of a Partner’s Interests are tendered to the Fund for repurchase, the Partner will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Partner’s adjusted tax basis in its Interests.

Pursuant to the authority granted to it under the LP Agreement, the Investment Adviser may specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing Partner to the extent its proceeds would otherwise exceed its adjusted tax basis in its Interests. Such a special allocation may result in the withdrawing Partner recognizing capital gain, which may include short-term gain, in the Partner’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its proceeds upon withdrawal.

Such gain, if recognized by a Partner that is a tax-exempt entity, should not constitute unrelated business taxable income, unless such Partner has incurred acquisition indebtedness with respect to its Interests in the Fund.

(2) Not applicable.

(b) At the present time, certain Managers, members of the Board and officers of the Fund or of a Fund affiliate have not indicated their intentions to have their Interests acquired in this tender offer (or to have their interests of other feeder funds of the Master Fund acquired in parallel tender offers being made simultaneously with this tender offer by such other feeder funds of the Master Fund).

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

Other than as described herein, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser or the Fund’s Board; and (ii) any person, with respect to Interests.

The Master Fund and the Feeder Funds (including the Fund) have negotiated and entered into the Purchase and Sale Agreement with the Third Party Feeder. Under the Purchase and Sale Agreement, the Third Party Feeder has agreed to purchase Master Fund interests held by the Fund (and the other Feeder Funds) at a discount to net asset value corresponding to the Purchase Price payable in the Offer. See Section 2 of the Offer to Purchase for details on the Purchase Price for Interests, which will be less than the net asset value of the Interests and may be materially less, on both a present value and an absolute dollar basis, than the value that Partners tendering Interests would otherwise receive over time by continuing to hold their Interests. The purchase of Master Fund interests pursuant to the Purchase and Sale Agreement is contingent upon, among other requirements, a minimum participation of Feeder Fund investors tendering interests, in the aggregate, equal to the Minimum Participation Requirement. If the Minimum Participation Requirement or other conditions are not met, or are not waived by the Investment Adviser, the purchase contemplated by the Purchase and Sale Agreement will not close, and as a result, the Offer will be cancelled, Interests will not be accepted for repurchase and Partners will remain invested in the Fund. The Offer may be extended for the purpose of meeting the Minimum Participation Requirement or other conditions to the completion of the Third Party Feeder’s purchase. If the Minimum Participation Requirement and other conditions are met, the Third Party Feeder will purchase Master Fund interests from the Fund at the agreed upon purchase price. If the Offer is oversubscribed, the Fund will pro rata reduce Interests tendered and use such remaining amount in calculating the amount of Master Fund interests to be sold to the Third Party Feeder. In addition, if the participation in the aggregate across all Feeder Fund repurchase offers as of the Effective Date, after applying the Purchase Price formula as described above, exceeds $37,500,000 ($50,000,000 of undiscounted Interests) of aggregate Feeder Fund interests (including Interests), the Third Party Feeder will pro rata reduce its purchase of Master Fund interests from the Fund and the other Feeder Funds reflecting the proportionate amount of the aggregate Master Fund net asset value that the Fund and each other Feeder Fund had offered to sell based on Partner participation. The agreed upon purchase price is reflected in the Purchase Price of the Offer such that the purchase price which the Third Party Feeder pays for the Fund’s Master Fund interests will equal the Purchase Price which the Fund pays Partners for tendered Interests.

The Third Party Feeder is owned by sophisticated investors, unaffiliated with the Fund or the Investment Adviser. If the Minimum Participation Requirement and other conditions to the Purchase and Sale Agreement are met (or, in the discretion of the Third Party Feeder and/or the Investment Adviser, waived) and the purchase of Interests by the Third Party Feeder is completed, the Offer will result in the Third Party Feeder acquiring a potentially significant interest in the Master Fund. Additionally, the Third Party Feeder has had an opportunity to review the Master Fund’s portfolio holdings and may have access to information not generally available to Fund Partners. All Master Fund interests are equal, but to the extent that the interests of investors in the Third Party Feeder hereto conflict with those of the Fund or Partners, the Third Party Feeder investors’ interests by voting could have a significant effect on determining the outcome of any Master Fund votes, which could adversely affect the Fund and the Partners.

Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer is to provide Partners with a liquidity option during the Transition.

(b) Interests that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased and cancelled by the Fund, resulting in a potential increase in the expenses borne by remaining Partners in the Fund.

(c) None of the Fund, the Investment Adviser nor any of the Managers or Directors of the Fund have any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) other than the sale of Master Fund interests pursuant to the Purchase and Sale Agreement as described herein, a sale or transfer of a material amount of assets of the Fund; (3) other than as described herein, any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) other than as described herein, any change in the identity of the Investment Adviser or the Managers or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director or to change any material term of the investment advisory arrangements with the Investment Adviser; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; (9) any acquisition by any person of additional securities of the Fund, or, other than as described herein, the disposition of securities of the Fund; or (10) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Purchase Price will be paid by the Fund in cash with the cash proceeds it receives from the Third Party Feeder as consideration for the purchase of Master Fund interests held by the Fund pursuant to the Purchase and Sale Agreement. If the conditions set forth in the Purchase and Sale Agreement are met, the Fund will sell Master Fund interests to the Third Party Feeder in an amount corresponding to the amount represented by Interests tendered by Partners pursuant to the Offer.

(b) The Offer is contingent upon participation by investors across all Feeder Funds (including the Fund) in an aggregate amount equal to at least the Minimum Participation Requirement, which is a condition to the Purchase and Sale Agreement. The Offer may be extended to meet the Minimum Participation Requirement. If the Offer is oversubscribed, the Fund will pro rata reduce Interests tendered and use such remaining amount in calculating the amount of Master Fund interests to be sold to the Third Party Feeder. In addition, if the aggregate participation across all Feeder Fund repurchase offers as of the Effective Date, after applying the Purchase Price formula as described above, exceeds $37,500,000 ($50,000,000 of undiscounted Interests) of aggregate Feeder Fund interests (including Interests), the Third Party Feeder will pro rata reduce its purchase of Master Fund interests from the Fund and the other Feeder Funds reflecting the proportionate amount of the aggregate Master Fund net asset value that the Fund and each other Feeder Fund had offered to sell based on Partner participation. After the Expiration Date, any Partner tendering Interests may inquire of the Investment Adviser to the approximate percentage of any anticipated pro ration of the Interests repurchased in the Offer. Following the acceptance of Interests for purchase in the Offer, you will not have the right to withdraw your tendered Interests.

(d) The Fund is not required, and does not expect, to borrow funds, directly or indirectly, for the purpose of the Offer.

Item 8. Interests in Securities of the Issuer.

(a) The Endowment Fund GP, L.P. (the “General Partner”), a Delaware limited partnership, serves as the general partner of the Fund. The principal executive office of the General Partner is 712 W. 34th Street, Suite 201, Austin, Texas 78705.

Based on June 30, 2021 estimated values, Mr. William P. Prather III, Manager, Director and Principal Executive Officer of the Fund, does not have any direct beneficial ownership in the Fund, but beneficially owns an aggregate of $119,285 of the interests in the fund complex, which includes the Feeder Funds, the Master Fund, and other funds not involved in the Offer (the “Fund Complex”). Through his ownership interest in the General Partner, Mr. Prather indirectly owns $46,737 of Interests in the Fund, representing less than 0.1% of the Fund’s outstanding Interests.

Based on June 30, 2021 estimated values, Mr. Richard A. Rincon, Manager, Vice President, Treasurer and Secretary of the Fund, does not have any direct beneficial ownership in the Fund, but beneficially owns an aggregate of $119,285 of the interests in the Fund Complex. Through his ownership interest in the General Partner, Mr. Rincon indirectly owns $46,737 of Interests in the Fund, representing less than 0.1% of the Fund’s outstanding Interests.

None of the other directors of the Fund have any beneficial ownership in the Fund Complex.

(b) There have been no transactions in the Fund’s securities affected in the past 60 days.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

The audited financial statements of the Fund for the fiscal year ended December 31, 2020, and the schedule of investments dated December 31, 2020, both filed with the SEC on EDGAR on Form N-CSR on March 10, 2021, are hereby incorporated by reference.

Item 11. Additional Information.

(a)	(1) None.

(2)	None.

(3)	Not Applicable.

(4)	None.

(5)	None.

(c)	None.

Item 12. Exhibits.

99.1	Cover Letter to Offers to Purchase and Letter of Transmittal.

99.2	Offers to Purchase.

99.3	Forms of Letter of Transmittal.

x

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

CYPRESS CREEK PRIVATE STRATEGIES REGISTERED FUND, L.P.

By:	/s/ William P. Prather III
Name:	William P. Prather III
Title:	Principal Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offers to Purchase and Letter of Transmittal.
99.2	Offers to Purchase.
99.3	Forms of Letter of Transmittal.